May 10, 2010

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: American Equity Investment Life Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A Filed April 30, 2009

File No.  001-31911

Dear Mr. Rosenberg:

We are responding to the comment in your letter dated April 22, 2010 with respect to our Definitive Proxy Statement on Schedule 14A filed on April 30, 2009.  We have copied the comment immediately preceding our response thereto.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis

Base Pay and Discretionary Cash Bonuses, page 21

1. It is unclear whether you intended your response to represent proposed disclosure that you intend to include in your 2011 proxy statement.  Assuming that it is, please expand your discussion to address the following points:

•                  The percentage of base salary that corresponds to minimum, target and maximum levels of performance;

•                  The degree of achievement of the performance goals to the extent they can be quantified that corresponds to minimum, target and maximum levels; and

•                  A commitment by you to discuss the actual levels of achievement of each of the performance goals as determined by the Compensation Committee.

If you did not intend for your response to act as draft disclosure please submit such disclosure to us in your next response.  You may rely on Rule 83 in either submitting new disclosure or revising earlier disclosure, as yo uhave in earlier responses.

Response:

The draft disclosure provided in our response letter dated April 6, 2010 was intended for, and was included within, the Company’s 2010 proxy statement which has been filed with the Commission and mailed to shareholders.  As stated in that disclosure, “The specific performance goals under the 2010 Short-Term Incentive Compensation Program will be disclosed in next year’s Proxy Statement.”  In addition to the specific performance goals, to the extent required by the proxy rules, the Company intends to disclose the percentage of base salary that corresponds to minimum, target and maximum levels of performance and the actual degree of achievement of the performance goals.

Sincerely,

/s/ John M. Matovina
John M. Matovina
Vice Chairman, Chief Financial Officer and Treasurer